Exhibit 7.1

PRIVATE & CONFIDENTIAL

Our Ref: SCH1623/SS/KK/A18/CH0586/16

March 31, 2016

Management and the Audit Committee

Skystar Bio-Pharmaceutical Company

4/F Building B Chuangye Square,

No. 48 Keji Road, Gaoxin District, Xi’an

Shaanxi Province

People’s Republic of China

Attn:	Mr. Wei bing Lu, Chief Executive Officer

Mr. Mark Chen, Chairman, Audit Committee

Mr. R. Scott Cramer, Director

Mr. Bing Mei, Chief Financial Officer

Re:	Skystar Bio-Pharmaceutical Company - December 31, 2014 Financial Statement Audit

This letter is to advise you that, due to the circumstances discussed below, we have decided to terminate our professional relationship with Skystar Bio-Pharmaceutical Company (“the Company”), effective immediately.

In April 2015, during our work in relation to the December 31, 2014 financial statement audit of the Company, we became concerned that a certain statement presented to us relating to one of the Company’s bank accounts showing transactions in 2015 might be false. At our request, the Company’s Audit Committee of the Board of Directors commenced an investigation. The Company’s Form 8-K filed on October 23, 2015 reported the Audit Committee’s determination that a low level employee had falsified bank documents relating to one bank account, which were then provided to the auditors by other Company personnel who were unaware of the falsehood.

In light of these developments, we determined to perform additional audit procedures, but as previously communicated to you and summarized in our letter to you of December 18, 2015, we had to suspend our audit fieldwork in the People’s Republic of China because the Company was unable to arrange visits with certain vendors, customers, and logistics companies, or with the relevant State Tax Bureau.

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Management and the Audit Committee

Skystar Bio-Pharmaceutical Company

Our Ref: SCH1623/SS/KK/A18/CH0586/16

March 31, 2016

Further, you did not provide certain information necessary to complete our additional procedures, which was requested previously and summarized in our December 15, 2015 email. Moreover, you did not respond to our request that you inform us what actions you intended to take regarding certain allegations of fraud regarding the Company's subsidiary, Xi’an Tianxing BioPharmaceutical Co., Limited, including without limitation that the subsidiary forged bank statements and cash flows, manipulated financial statements, hid borrowings and guarantees, filed false tax returns, forged tax payment invoices, inflated sales and overstated revenues for 2013 to 2015. We learned of these allegations via email correspondence sent to us in December 2015 by a third party.

The above unresolved matters have prevented us from determining whether it is likely that the third party allegations are reliable, or whether any illegal acts, including without limitation the employee’s provision of falsified bank documents, impacted the Company's financial statements. See AU Section 561 and Section 10A of the Securities Exchange Act of 1934. However, they have caused us to be unwilling to rely on management representations in connection with our audits of the December 31, 2014 and prior period financial statements.

Accordingly, we hereby inform you that our firm has determined to terminate our professional relationship with the Company, effective immediately. In addition, we hereby notify you that we are recalling our Auditor’s Reports dated April 1, 2013 and March 31, 2014 and they should no longer be associated with the financial statements for the fiscal years ended December 31, 2012 and December 31, 2013.

Very truly yours,

For and on behalf of

Crowe Horwath (HK) CPA Limited

/s/ Sharon Sum

Sharon Sum

Director

Copy to:	Office of the Chief Accountant

PCAOB Letter Files

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

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